UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 23, 2018
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on May 23, 2018, entitled "Notifiable trading".

Notifiable trading

The following primary insiders have on the 24th of May 2018 acquired shares in Equinor ASA (OSE: EQNR, NYSE: EQNR) at a share price of NOK 215.96 in connection with the company`s long-term incentive programme.

The long-term incentive programme is a fixed, monetary compensation calculated as a portion of the participant’s base salary; ranging from 20-30 per cent depending on the individual`s position. On behalf of the participant, the company acquires shares to the net annual amount. The grant is subject to a three-year lock-in period.

Number of acquired shares and their new total shareholding is listed in the table below. The trade has been made through DNB Markets.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Navn	Tittel	Shares allocated to primary insider	Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Bacher, Lars Christian	Executive vice president	2,012		26,981		26,981
Dodson, Timothy	Executive vice president	2,066		31,263		31,263
Gjærum, Reidar	Senior vice president	1,236		24,487	445	24,932
Hegge, Hans Jakob	Chief Financial Officer	1,819		31,477	4,367	35,844
Hovden, Magne	Senior vice president	1,234		14,486		14,486
Klouman, Hans Henrik	General counsel	2,074		37,775		37,775
Nilsson, Jannicke	Chief Operating Officer	1,729		24,791	17,175	41,966
Arne Sigve Nylund	Executive vice president	2,238		15,729		15,729
Torgrim Reiten	Executive vice president	2,150		38,302	1,574	39,876
Rummelhoff, Irene	Executive vice president	1,688		27,604	407	28,011
Skeie, Svein	Senior vice president	991		24,968	6,430	31,398
Sætre, Eldar	President and Chief Executive Officer	5,724		64,539		64,539
Økland, Jens	Executive vice president	1,926		20,049		20,049
Øvrum, Margareth	Executive vice president	2,159		52,744	8,104	60,848

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: May 23, 2018	By:	___/s/ Hans Jakob Hegge Name: Hans Jakob Hegge Title: Chief Financial Officer